SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



Journal Communications, Inc.
(Name of Issuer)

CL A Common Stock
(Title of Class of Securities)



481130102
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


January 22, 2008
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




CUSIP No.  481130102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
	I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

295,000  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

295,000  (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.63%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 481130102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)



(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

2,301,400 (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

2,337,400 (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,337,400 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 481130102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

NONE   (ITEM 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE   (ITEM 5)

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 481130102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4007862


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
  New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

NONE   (ITEM 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE   (ITEM 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 481130102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
00 - FUNDS OF PRIVATE ENTITIES

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

NONE   (ITEM 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE   (ITEM 5)

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The class of equity securities to which this statement on
Schedule 13D relates is the Class A Common Stock of Journal Communications, Inc. (the "Issuer"), a Wisconsin corporation with principal offices located at 333 West State Street, Milwaukee, Wisconsin 53203.

Item 2.		Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario
Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form
Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. ("GGCP"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"),
Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"),
Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and LICT. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.
As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates
Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and
Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities
International Limited ("GSIL"). GSIL provides investment advisory services to
offshore funds and accounts.   GSIL is an investment advisor of Gabelli
International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended
("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The
Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli
Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The
GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli
Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund,
The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli
Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global
Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the "Funds"), which are registered investment companies.
		Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
		MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
		 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of LICT.
		Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.
GBL is also the majority stockholder of GSI and the largest shareholder of Teton Advisors. Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group. GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business at 401 Theodore
Fremd Avenue, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately
$37,650,995 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $34,222,562 and $3,428,433, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exception of Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,632,400 shares, representing 5.59% of the approximately 47,125,709 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2007. The Reporting Persons beneficially own those Securities as follows:

Name
Shares of
Common Stock
% of Class of
Common

Gabelli Funds


295,000

0.63%
GAMCO
2,337,400
4.96%

                               Mario Gabelli is deemed to have beneficial
ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 36,000 of its reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Tenton Advisors, and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships
with Respect
		to Securities of the Issuer
		The powers of disposition and voting of Gabelli Funds, Tenton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. 		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to
Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical,
Inc.
Exhibit A:
Joint Filing Agreement


Exhibit B:
Powers of Attorney to Peter D. Goldstein, Christopher J.
Michailoff, and Douglas R. Jamieson from Mario J. Gabelli








Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	February 1, 2008

GGCP, INC.
MARIO J. GABELLI




By:/s/ Douglas R. Jamieson
		Douglas R. Jamieson
       	Attorney-in-Fact


GABELLI FUNDS, LLC




By:/s/ Bruce N. Alpert
		Bruce N. Alpert
		Chief Operating Officer - Gabelli Funds, LLC.





GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
		Douglas R. Jamieson
		President - GAMCO Asset Management Inc.
     		President & Chief Operating Officer - GAMCO Investors,
            Inc.



      SCHEDULE I
     Information with Respect to Executive
 Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




















GGCP, Inc.
Directors:

	Vincent J. Amabile

Business Consultant

	Mario J. Gabelli

Chief Executive Officer of GGCP, Inc., and
Chairman & Chief Executive Officer of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by
Gabelli Funds, LLC; Chief Executive Officer of
LICT Corporation.

	Marc J. Gabelli

Chairman of LGL Corporation

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

	Charles C. Baum

Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Douglas R. Jamieson

See below

	Joseph R. Rindler, Jr.

Account Executive for GAMCO Asset Management Inc.
               Fredric V.
Salerno
Chairman; Former Vice Chairman and Chief Financial
Officer
Verizon Communications

Vincent Capurso
Vice President Taxes, Barnes & Noble, Inc.

Vincent S. Tese

Former Director GAMCO Investors, Inc.


Officers:

	Mario J. Gabelli
 Chief Executive Officer and Chief Investment
Officer

	Michael G. Chieco
Chief Financial Officer, Secretary



GAMCO Investors, Inc.
Directors:


               Edwin L.
Artzt




Raymond C. Avansino



              Richard L.
Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

	Mario J. Gabelli

               John D.
Gabelli
See above

Senior Vice President


               Eugene R.
McGrath

Former Chairman and Chief Executive Officer
Consolidated Edison, Inc.

               Robert S.
Prather




President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319
Officers:

	Mario J. Gabelli

Chairman and Chief Executive Officer

Douglas R. Jamieson

Henry G. Van der Eb

Diane LaPointe

Kieran Caterina

President and Chief Operating Officer

Senior Vice President

Acting Co-Chief Financial Officer

Acting Co-Chief Financial Officer


GAMCO Asset Management
Inc.
Directors:


	Douglas R. Jamieson
	Regina M. Pitaro
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer - Value Portfolios



	Douglas R. Jamieson

John Piontkowski

               Chistopher
J. Michailoff
President

Chief Operating Officer & Chief Financial Officer

General Counsel and Secretary

Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer - Value Portfolios
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer




Teton Advisors, Inc.
Directors:


	Bruce N. Alpert
               Douglas R.
Jamieson

See above
See above
Officers:


	Bruce N. Alpert
President




Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022


               Douglas R.
Jamieson


President


Officers:


	Douglas R. Jamieson

               Christopher J.
Michailoff

               Kieran Caterina
See above

Secretary

Chief Financial Officer


Gabelli & Company, Inc.
Directors:


	James G. Webster, III
See Above

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.


Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds




LICT Corporation
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Mario J. Gabelli

See above - GGCP, Inc.


Glenn Angelillo
P.O. Box 128
New Canaan, CT 06840


              Alfred W. Fiore
The Ross Companies
1270 Avenue of the Americas
New York, NY 10020-1703


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022


Gary L. Sugarman

Chief Executive Officer
Richfield Associates
400 Andrews Street
Rochester, NY 14604
Officers:


	Mario J. Gabelli

Chairman
	Robert E. Dolan

Interim President and Chief Executive Officer,
Chief Financial Officer

	Thomas J. Hearity

General Counsel






























						SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

						SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

COMMON STOCK - JOURNAL COMM CL A

 		GAMCO ASSET MANAGEMENT INC.
                       1/31/08            5,000             8.3114
                       1/31/08            4,000             8.3038
                       1/30/08            9,000             8.2200
                       1/29/08           20,000             8.1779
                       1/29/08            2,000             8.1450
                       1/29/08            2,500-            8.1528
                       1/28/08            1,000             8.0000
                       1/28/08            1,000-            8.0000
                       1/28/08           10,000             7.8533
                       1/28/08            1,000             8.0000
                       1/28/08            2,100             7.7300
                       1/25/08            2,500-            7.9800
                       1/25/08            1,000             8.0171
                       1/25/08              100-            8.0300
                       1/25/08           25,500             7.9353
                       1/25/08           10,000             8.0250
                       1/24/08           11,000             7.7564
                       1/24/08            7,000             7.8573
                       1/23/08            3,000             7.5433
                       1/23/08           15,000             7.4872
                       1/23/08           20,000             7.4830
                       1/23/08            1,000-            7.3700
                       1/23/08           15,000             7.6397
                       1/22/08            9,000             7.4962
                       1/22/08              500             7.4699
                       1/22/08            3,000             7.4723
                       1/22/08            1,000             7.4800
                       1/22/08           10,000             7.5204
                       1/22/08            5,000             7.5484
                       1/22/08            5,000             7.5694
                       1/22/08           10,000             7.3751
                       1/18/08           10,000             7.3900
                       1/17/08            5,000             7.5972
                       1/15/08            1,500             7.4173
                       1/14/08            5,000             7.4998
                       1/14/08           15,000             7.4236
                       1/14/08            5,000             7.4600
                       1/14/08            1,200             7.4200
                       1/14/08            5,000             7.3286
                       1/11/08           23,700             7.5254
                       1/11/08            5,000             7.7700
                       1/10/08           23,000             7.9837
                       1/09/08            2,000             7.9400
                       1/08/08            1,000             8.3800
                       1/08/08            1,000             8.3184
                       1/08/08            1,000             8.3184
                       1/08/08            1,000-            8.3184
                       1/08/08           10,000             8.3194
                       1/08/08            2,000             8.1500
                       1/07/08            2,000             8.2350
                       1/07/08            2,000             8.2250
                       1/04/08            4,000             8.1895
                       1/04/08            2,000             8.3950
                       1/04/08           10,000             8.2174
                       1/03/08            1,000             8.5900
                       1/03/08           10,000             8.6000
                       1/03/08           31,000             8.6435
                       1/02/08            2,000             8.9434
                       1/02/08           49,000             8.7805
                      12/31/07            3,000             8.9190
                      12/31/07           33,500             8.9797
                      12/28/07           22,000             9.1208
                      12/28/07           20,000             9.1342
                      12/27/07           31,000             9.1523
                      12/27/07            5,000             9.1775
                      12/26/07           44,500             9.1570
                      12/26/07            3,000             9.1401
                      12/26/07            3,000-            9.1401
                      12/26/07            4,500-            9.1401
                      12/24/07            5,936             9.4000
                      12/24/07           28,000             9.4226
                      12/21/07           11,600             9.4500
                      12/21/07            6,000             9.4067
                      12/21/07           24,500             9.4471
                      12/21/07           14,064             9.4400
                      12/20/07            1,000-            9.1400
                      12/20/07            1,000             9.0730
                      12/20/07            1,000             9.0499
                      12/20/07            1,000             9.2049
                      12/20/07              500             9.2200
                      12/20/07            2,000-            9.1340
                      12/19/07            1,200             8.9700
                      12/19/07           71,496             8.9539
                      12/19/07            5,000             8.9852
                      12/19/07            2,500             8.9628
                      12/19/07           12,000             8.9818
                      12/19/07            2,000-            8.8550
                      12/19/07           20,000             8.7970
                      12/19/07              300-            8.7700
                      12/19/07              300             8.7698
                      12/19/07              300-            8.7699
                      12/19/07            1,300             8.9415
                      12/19/07            5,000             8.7988
                      12/19/07            2,000             8.9200
                      12/18/07            4,800             8.5206
                      12/18/07              500-            8.4840
                      12/18/07           11,700             8.7184
                      12/18/07            2,900             8.4938
                      12/18/07            2,000             8.5700
                      12/18/07            6,200             8.4968
                      12/18/07            3,400             8.4776
                      12/17/07           65,700             8.5308
                      12/17/07            5,000             8.5350
                      12/17/07              500             8.5799
                      12/17/07            2,000             8.5900
                      12/17/07            5,000             8.5637
                      12/14/07            2,000             8.6000
                      12/14/07           10,000             8.6500
                      12/14/07           42,300             8.5749
                      12/14/07            6,000             8.5948
                      12/14/07            1,000-            8.6000
                      12/13/07            2,400-            8.6883
                      12/13/07           15,000             8.7947
                      12/13/07            9,000             8.6989
                      12/13/07            1,000-             *DO
                      12/12/07           15,000             8.7513
                      12/11/07           15,000             8.9656
                      12/11/07              500-            9.0300
                      12/11/07            1,000-            9.0150
                      12/11/07            3,000             9.0223
                      12/11/07            4,000             9.0223
                      12/11/07            1,000-            9.0150
                      12/11/07              500-            9.0020
                      12/10/07            8,000             8.9609
                      12/10/07            4,400             8.9268
                      12/10/07            2,000             8.9700
                      12/07/07            2,000             8.9000
                      12/07/07           12,300             8.9312
                      12/07/07            5,000             8.9364
                      12/06/07           22,700             8.8363
                      12/06/07            1,000-            8.8000
                      12/06/07            7,000             8.8047
                      12/06/07            2,500-            8.7500
                      12/05/07            8,000             8.7113
                      12/04/07            5,000             8.6514
           GABELLI FUNDS, LLC.
               GABELLI SMALL CAP GROWTH FUND
                       1/29/08           20,000             8.1446
                       1/11/08            5,000             7.4064
                       1/08/08           20,000             8.3190
                       1/04/08           10,000             8.2686
                      12/27/07           10,000             9.1611
                      12/05/07           10,000             8.7109
               GABELLI CAPITAL ASSET FUND
                      12/14/07            6,000             8.6862

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.






Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule
13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Journal Communications, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 1, 2008.


MARIO J. GABELLI
GGCP, INC.
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
LICT CORPORATION
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.


By:/s/ Douglas R. Jamieson
		Douglas R. Jamieson
     		Attorney-in-Fact






GABELLI FUNDS, LLC




By: /s/ Bruce N. Alpert
       	Bruce N. Alpert
       	Chief Operating Officer





GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
     		Douglas R. Jamieson
     		President